Exhibit 21

LIST OF SUBSIDIARIES

Name of 100% Owned Subsidiaries and Jurisdiction in Which Organized

1.	FEI Technologies Inc. (Oregon)
2.	FEI Electron Optics International B.V. (Netherlands)
3.	FEI Deutschland GmbH (Germany)
4.	FEI Company Japan Ltd. (Japan)
5.	FEI Trading (Shanghai) Co. Ltd. (China)
6.	FEI Czech Republic s.r.o. (Czech Republic)
7.	FEI Hong Kong Co. Ltd. (Hong Kong)
8.	FEI Company of U.S.A. (SE Asia) P.t.e. Ltd. (Singapore)
9.	FEI Italia S.r.l. (Italy)
10.	FEI Electron Optics B.V. (Netherlands)
11.	FEI France SAS (France)
12.	FEI Europe B.V. (Netherlands)
13.	FEI UK Ltd. (United Kingdom)
14.	FEI Europe Ltd. (United Kingdom)
15.	Charged Particle Beam Technology Latin America S.A. de C.V. (Mexico)

Name of Subsidiaries less than 100% Owned

1.	FEI Systems (Thailand) Company, Limited (Thailand)
2.	FEI Global Holdings C.V. (Netherlands)